UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F:  ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 76.535.764/0001-43

BOARD OF TRADE (NIRE) NO. 33.30029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

ORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. (the “Company”) calls the shareholders of the Company to attend the Ordinary General Shareholders’ Meeting to be held on April 30, 2014, at 11:30 a.m., at the Company’s headquarters, located at Rua Lavradio No. 71, Centro, in the City and State of Rio de Janeiro, to decide on the following Agenda:

(1)	acknowledge the management accounts, examine, discuss and vote on the Management Report and Financial Statements for the year ended December 31, 2013, accompanied by the report of the Independent Auditors and the report of the Fiscal Council;

(2)	approve the Capital Budget for the 2014 fiscal year;

(3)	examine, discuss and vote on the Management Proposal for the allocation of net income for the year ended December 31, 2013;

(4)	determine global annual compensation for Management and the members of the Company’s Fiscal Council;

(5)	elect the members of the Board of Directors and their respective alternates; and

(6)	elect the members of the Fiscal Council and their respect alternates.

GENERAL INSTRUCTIONS

1.	The documentation relating to the Agenda items are available for examination by shareholders at the Company’s headquarters and on its investor relations website (www.oi.com.br/ri), as well as through the website of the Brazilian Securities Regulator (Comissão de Valores Mobiliários, the “CVM”) (www.cvm.gov.br), in accordance with CVM Instruction 481/09.

2.	In accordance with CVM Instruction No. 165, of December 11, 1991 (as altered, CVM Instruction 282, of June 26, 1998), we disclose that the minimum percentage holding in voting capital required to submit a request for cumulative voting to elect the members of the Board of Directors is 5% (five percent), observing with the legal requirement of 48 hours’ notice prior to the Meeting for such request.

3.

Shareholders wishing to personally participate or be represented by an attorney-in-fact in the Ordinary General Shareholders’ Meeting must deliver the following documents to the Company’s General Management and Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., at least 2 business days before the Meeting takes place: (i) for legal entities: notarized copies of the legal entity’s Articles of Incorporation, Bylaws or Articles of

Association, minutes recording the election of its Board of Directors (if one exists) and minutes recording the election of its Executive Officers that include the election of the legal representative(s) that will be present at the Meeting; (ii) for individual persons: notarized copies of the shareholder’s identification document and Brazilian taxpayer’s registry (CPF); and (iii) for investment funds: notarized copies of the fund’s regulations and the Bylaws or Articles of Association of the fund’s manager, as well as minutes recording the election of the legal representative(s) that will be present at the Meeting. In addition to the documents listed in items (i), (ii) and (iii) above, as the case may be, if a shareholder is being represented by an attorney-in-fact, the respective notarized proxies, conferring special powers, must also be delivered, as well as notarized copies of the identity documents and minutes recording the election of the legal representative(s) that will sign the proxy form, as well the identity documents and Brazilian taxpayer registry of the person(s) acting as proxy. These measures are intended to expedite the process of registration of the shareholders present at the Meeting.

4.	Shareholders whose shares are registered with Stock Exchange’s Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated at least two working-days prior to this Meeting.

Rio de Janeiro, March 31, 2014.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2014

OI S.A.

	By:	/s/ Bayard De Paoli Gontijo
Name: Bayard De Paoli Gontijo
Title: Chief Financial Officer